 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated May 12, 2016, announcing the results of the Company's general meeting of shareholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: May 12, 2016

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

EURONAV GENERAL SHAREHOLDERS MEETING APPROVES 2015 DIVIDEND

ANTWERP, Belgium, 12 May 2016 - Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav") is pleased to announce that today the general meeting of shareholders has approved the annual accounts for the year ended 31 December 2015, as well as the gross dividend of USD 0.82 per share. The dividend will be payable as from 26 May 2016. The shares will trade ex-dividend as from 17 May 2016 (record date 18 May 2016).

The shareholders further approved the following:

•	Re-appointment of Mr. Patrick Rodgers as director for a term of four years, until and including the ordinary general meeting to be held in 2020.
•	Re-appointment of Mrs. Alice Wingfield Digby as independent director for a term of one year until and including the ordinary general meeting to be held in 2017.
•	Appointment of Mrs. Grace Reksten Skaugen as independent director for a term of four years, until and including the ordinary general meeting to be held in 2020.
•	Confirmation of the appointment by way of co-optation of Mr. Carl Steen, chairman of the board of directors, as independent director until and including the ordinary general meeting to be held in 2018.

The general meeting acknowledged the resignation of Mr. Alexandros Drouliscos, independent director, with effect as of 31 March 2016 as well as the expiry of the term of office of Mr. Ludwig Criel today.

The dividend to holders of Euronext shares will be paid in EUR at the USD/EUR exchange rate of the record date. In view of this dividend payment, investors are reminded that shareholders cannot reposition their shares between the Belgian share register and the U.S. share register from Monday 16 May 2016 until Thursday 19 May 2016 9 a.m. CET.

The minutes of the general meeting will be uploaded on Euronav's website (www.euronav.com) in the "Investors" section under "General Assemblies".

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of second quarter results 2016: Thursday 28 July 2016
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil and petroleum products. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 55 double hulled vessels being one V-Plus vessel, 29 VLCCs (of which 1 in 50%-50% joint venture), one VLCC under construction which was recently acquired as part of resales of existing newbuilding contracts, 22 Suezmaxes (of which four are owned in 50%-50% joint ventures) and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.